Exhibit (a)(1)(H)

June 7, 2022

Balmoral Swan MergerSub, Inc.

Dear Trecora Resources Stockholder:

Enclosed please find a replacement Letter of Transmittal in connection with the offer by Balmoral Swan Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Balmoral Swan Parent, Inc. to purchase any and all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.10 per share, of Trecora Resources, a Delaware corporation, at a purchase price of $9.81 per Share (the “Offer”). Please refer to the Offer to Purchase, dated May 25, 2022, as it may be amended from time to time, for a more detailed explanation of the Offer.

The cover page of the original Letter of Transmittal stated the correct purchase price of $9.81 per Share. However, it has come to our attention that in one place within the body of the original Letter of Transmittal the purchase price is incorrectly stated as $10.70 per Share due to a typographical error. We are sending the enclosed Letter of Transmittal to correct this error and to conform the purchase price in the body of the Letter of Transmittal to the correct $9.81 per Share purchase price referenced elsewhere in the original Letter of Transmittal and in all other materials mailed to you relating to the Offer.

If you have already returned your Letter of Transmittal, you do not need to send it again and can keep this update for your records. If you have not yet returned your Letter of Transmittal and wish to tender your Shares, please use the enclosed corrected Letter of Transmittal (which has been printed on blue paper) and refer to the Offer to Purchase and other materials previously delivered to you for information on properly tendering your Shares.

Sincerely,

David Shainberg

Secretary

(Enclosure)